

Mail Stop 7010

February 2, 2009

Headwaters Incorporated
Attention: Steven G. Stewart, Chief Financial Officer
10653 South River Front Parkway, Suite 300
South Jordan, Utah 84095

Re: **Headwaters Incorporated**
     Registration Statement on Form S-3
     Filed January 20, 2009
     File No. 333-156794

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Material United States federal income tax considerations, page 44

1.   Please revise your disclosure to clarify whether this discussion is based on an opinion of counsel. In this regard, please also note that if counsel intends to file a short-form opinion, the disclosure should state that this discussion constitutes counsel's opinion. We note that the exhibit index indicates you will be receiving a tax opinion from Pillsbury Winthrop Shaw Pittman LLP.

Selling securityholders, page 51

2.   Please review and, as necessary, revise the footnote references in your selling security holders table. We note, for example, that footnotes 4, 5 and 14 do not appear to have a corresponding footnote reference in table.

3.   Please reconcile your disclosure in footnote 4 that "[t]his selling securityholder has identified itself as an affiliate of a registered broker-dealer" and your disclosure in footnote 5 that "[t]his selling securityholder has identified itself as a registered broker-dealer" with your statement on page 56 that "[t]o [y]our knowledge, none of the selling securityholders are registered broker-dealers or are affiliated with registered broker-dealers."

Plan of distribution, page 55

4.   We note your statement on page 56 that "[a]ny selling securityholder who is a "broker-dealer" may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act." Please note that in our view if a selling security holder is a broker-dealer, the prospectus must state that the selling security holder is an underwriter, unless the selling security holder received the securities it is offering for resale as compensation for underwriting activities. Please revise the prospectus accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Steven G. Stewart
Headwaters Incorporated
February 2, 2009
Page 3

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 or me, at (202) 551-3760 with any questions.

Sincerely,

Pamela Long
Assistant Director

cc: Linda Williams, Esq. (Via Facsimile 415-983-1200)